							EXHIBIT 12.1
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(Dollars in Thousands)
								Pro Forma
								Thirty-Nine
	Fiscal Year Ended September 30,					Thirty-Nine Weeks Ended		Weeks Ended
	1998	1999	2000	2001	2002	June 29, 2002	June 28, 2003	June 28, 2003

Earnings:
Total earnings (loss)	$14,137	$(16,917)	$10,779	$14,358	$30,629	$20,864	$39,859	$35,277
Income tax provision (credit)	12,986	(2,772)	7,972	9,386	16,804	13,516	22,420	7,887
Pre Tax Earnings (loss)	27,123	(19,689)	18,751	23,744	47,433	34,380	62,279	43,164

Fixed charges:
Interest charges	3,175	22,722	28,563	31,926	36,538	27,200	26,163	38,987
Interest factor of operating rents	197	227	323	365	419	314	441	480
Total fixed charges	3,372	22,949	28,886	32,291	36,957	27,514	26,604	39,467

Earnings as adjusted	$30,495	$3,260	$47,637	$56,035	$84,390	$61,894	$88,883	$82,631

Ratio of earnings to fixed charges	9.0	--	1.6	1.7	2.3	2.2	3.3	2.1